SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 February 2007

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward-looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley

Company Secretary
(Signature)*

Date 21 February 2007
* Print the name and title of the signing officer under his signature.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release:  21 February 2007

ANZ appoints Group Managing Director for
Operations, Technology and Shared Services

ANZ today announced the appointment of Mr David Cartwright as Group Managing Director, Operations, Technology and Shared Services reporting to Chief Executive Officer, Mr John McFarlane.

Mr Cartwright will move from the United Kingdom to join ANZ over the next few months following the planned retirement of Mr Mike Grime.

Mr Cartwright joins ANZ from Intelligent Processing Solutions Limited (iPSL) where he was Chief Executive Officer.  iPSL is a joint venture created by Unisys, Lloyds TSB Bank, Barclays and HSBC that provides around 70% of cheque processing services in the United Kingdom.

Previously Mr Cartwright had a 22-year career in operations and technology at Barclays PLC.  His recent roles at Barclays include Director, Operations and Client Experience, Private Clients and International (2002-2004), Managing Director, Service Delivery (1999-2002) and Managing Director, Barclays Technology Services (1998-99).

Commenting on Mr Cartwright’s appointment Mr McFarlane said: “We are very pleased to have someone of David’s calibre join ANZ.  His experience in technology and operations is important in continuing to advance our agenda on productivity, particularly end-to-end simplification”.

On Mr Grime’s retirement, Mr McFarlane said: “It will be sad to see Mike leave ANZ. He and I first worked together in Citibank 25 years ago, then at Standard Chartered, and I was delighted to have him join us at ANZ.  While we are fortunate to have Mike with us for a little longer, I would like to express my gratitude to him for his immense contribution to the Group since he joined us in 2003.”

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel:  03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522